SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 October 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	2024 Third Quarter Trading Update dated 22 October 2024

Exhibit No: 99.1

InterContinental Hotels Group PLC
2024 Third Quarter Trading Update
22 October 2024

RevPAR growth of +1.5%, driven by globally diverse footprint and Groups and Business demand;
strong development performance, with openings more than double last year and signings +14% ahead;
on track to meet full year expectations

Highlights

●	Q3 global RevPAR +1.5%, with Americas +1.7%, EMEAA +4.9% and Greater China -10.3%
●	Q3 global rooms revenue on a comparable hotels basis saw Groups demand +6%, Business +2% and Leisure broadly flat on same quarter last year
●	YTD global RevPAR +2.4%, with Americas +1.8%, EMEAA +6.4% and Greater China -5.6%
●	Average daily rate +1.7% and occupancy -0.1%pts in Q3, +1.9% and +0.4%pts respectively YTD
●
Gross system size growth +5.9% YOY, +3.7% YTD; opened 17.5k rooms (98 hotels) in Q3, representing another quarter of sequential improvement and very significantly ahead of the 7.7k in the same period last year

●	Net system size growth +4.1% YOY, +2.3% YTD; global system of 968k rooms (6,505 hotels)
●	Signed 19.2k rooms (129 hotels) in Q3, +14% YOY; global pipeline of 327k rooms (2,218 hotels), +12% YOY
●	$614m of 2024's $800m share buyback programme completed to date, reducing the share count by 3.7%
●	On track to return over $1bn to shareholders in 2024 through dividend payments and share buybacks
●	Expect to finish 2024 in line with market expectations and our growth algorithm

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

"We are pleased with the latest trading performance and another strong period of development activity, and we are on track to finish 2024 in line with market expectations. RevPAR grew +1.5% in the third quarter of 2024, reflecting the strength of our globally diverse footprint, healthy business demand and a record period for Groups bookings. Our EMEAA region again performed strongly, up +4.9%, and the Americas increased by +1.7%, driven by continued growth in the US. In Greater China, RevPAR was down -10.3% as we came up against strong comparatives of resurgent domestic travel this time last year, and the quarter was still broadly in line with 2019 levels.

Our development performance was particularly notable. We opened 17.5k rooms across 98 hotels, well over double the same period last year, which was in part due to the next 6.2k rooms of the NOVUM Hospitality agreement joining IHG's system. A strong signings performance of 19.2k rooms across 129 properties was +14% more than 2023 and led to a +12% year-on-year increase in our pipeline. 'Quicker to market' conversions represented over 50% of openings and 40% of Q3 signings, a clear reflection of the strength and appeal of our brands and wider enterprise to owners, and we've also seen the advance in new-build signings over the course of the year as developer confidence continued to improve. In fact, in Greater China, reflecting the attractive long term demand drivers, our excellent development momentum should lead to 2024 being one of the biggest ever years for both hotel openings and signings in this region.

We have made great progress this year to further strengthen IHG's enterprise platform, grow our brands and deliver on our growth algorithm. The power of this algorithm comes from the compounding nature of growing fee revenues through the combination of RevPAR, system expansion and ancillary fee streams, which in turn helps to increase margins and, with our strong cash generation, allows us to reinvest in our business and return surplus capital to shareholders. We remain confident in our abilities to capitalise further on our scale, leading positions and the attractive, long-term demand drivers for our markets."

Regional performance

Americas
Trading momentum was sustained and broad-based across demand drivers. Q3 RevPAR was up +1.7%, with the US up +1.2% and growth of +6.2% in aggregate across Canada, Latin America and the Caribbean. Occupancy for the region was unchanged at 72.3%, and rate was up +1.7%. On a comparable hotels basis, Q3 rooms revenue for Leisure was -1% lower than 2023 levels, Business was up +3% and Groups was up a strong +7%.

Gross system growth was +2.8% YOY and +2.0% YTD, with 3.5k rooms (24 hotels) opened in the quarter. Net system size growth was +1.1% YOY and +0.6% YTD. A further 6.7k rooms (59 hotels) were added to the pipeline in the quarter, including 19 hotels signed across the Holiday Inn Brand Family, 17 across our extended stay brands, and 7 across Luxury & Lifestyle; there were also 7 further signings for our newest brand, Garner.

EMEAA
We saw another period of strong demand for this diverse region as a whole. Q3 RevPAR was up +4.9%, with occupancy up +0.9%pts to 74.6% and rate up +3.6%. By major geographic markets within the region, RevPAR ranged from up +7.1% in Continental Europe, +6.5% in East Asia & Pacific, and +2.2% in the UK, though RevPAR was -3.2% lower in the Middle East.

Gross system growth was +8.2% YOY and +5.3% YTD, with 8.6k rooms (47 hotels) opened in the quarter. Openings included 6.2k rooms from a further 31 conversions as part of the NOVUM Hospitality agreement, taking the total converted to date to 7.3k rooms and 37 hotels. Net system size growth was +6.6% YOY and +3.9% YTD. There were 5.8k rooms (30 hotels) added to the pipeline. Conversions represented 56% of all room signings and included 2 further Garner properties as it continues to be developed in the region. There were also 8 signings for the Vignette Collection, as its rollout further accelerates.

Greater China
This latest short-term trading performance reflects the unusually strong comparatives a year ago, and we remain very encouraged by the longer term demand drivers for the region. Q3 RevPAR was down -10.3% YOY against comparatives that included resurgent domestic travel this time last year and which saw RevPAR for Q3 2023 exceed 2019 levels by +9.3%. There were also adverse impacts from shifts in the timing of public holidays and the typhoons in September. Occupancy was down -2.1%pts to 64.9% and rate was down -7.4% YOY. Tier 1 cities saw RevPAR down -6.1% YOY. Tier 2-4 cities were down -12.2% YOY due to the particularly strong comparatives from domestic leisure demand this time last year into Tier 4 resort locations. In contrast in 2024, there has been an expansion of outbound leisure travel, most notably to elsewhere in East Asia & Pacific, as seen benefiting demand in our EMEAA region.

Gross system growth was +11.9% YOY and +6.8% YTD, with 5.5k rooms (27 hotels) opened in the quarter which is +51% more than the same quarter last year and +50% ahead year-to-date. Net system size growth was +9.6% YOY and +5.0% YTD. A further 6.7k rooms (40 hotels) were added to the pipeline as development activity continues to gain momentum following the extended period of Covid-related restrictions, with cumulative signings to date in 2024 up by over +20% on last year. For both hotel openings and signings, 2024 is heading to be one of the biggest ever years.

Share buyback progress

As announced in February, a $800m share buyback programme is returning surplus capital to shareholders in 2024. This follows the $750m programme in 2023 and the $500m programme announced in 2022, which already reduced the total number of voting rights in the Company by 6.1% and 5.0%, respectively. The 2024 programme is 77% complete with $614m (£482m) having been cumulatively spent to date, repurchasing 6.1 million shares. The 2024 programme to date has therefore reduced the total number of voting rights in the Company by a further 3.7% to 159.2 million as at market close on Monday 21 October 2024.

The $800m share buyback programme together with approximately $255m of ordinary dividend payments will have returned a total of $1,055m to shareholders in 2024. This is equivalent to 7.1% of IHG's $14.9bn (£11.7bn) market capitalisation at the start of 2024, and 6.0% of IHG's most recent $17.7bn (£13.6bn) market capitalisation.

Financing update

In September 2024, the Group issued a €750m bond at a coupon of 3.625%, repayable in September 2031. Currency swaps were transacted at the same time as issuance in order to convert the proceeds and interest flows to US Dollars. This fixed the bond debt at $834m, with interest payable semi-annually of 4.903%.

In October 2024 a €500m bond matured, with future maturities in August 2025 (£300m), August 2026 (£350m), May 2027 (€500m), October 2028 (£400m), November 2029 (€600m) and September 2031 (€750m). After currency swaps, the Group now has a total of $3,482m bonds outstanding, with a blended borrowing cost of approximately 4.1%.

As set out at the time of IHG's half year results in August 2024, after completing this year's buyback programme to return $800m of surplus capital to shareholders and based on analyst consensus, leverage continues to be expected around the lower end of our net debt:adjusted EBITDA target range of 2.5-3.0x at 31 December 2024.

InterContinental Alliance Resorts - The Venetian Resort Las Vegas

IHG's license agreement to affiliate The Venetian Resort Las Vegas and The Palazzo at The Venetian Resort with the InterContinental Hotels & Resorts brand will come to an end on 1 January 2025 after 15 years. Although the end of this agreement will remove 7,092 rooms or approximately 0.7% from IHG's overall system size in 2025, the unique nature of the fee structure under this particular licensing agreement means it contributed less than $1m or 0.1% of IHG's revenue from fee business in 2023 and a net nil contribution to operating profit from reportable segments. The impact on the System Fund is also immaterial. Agreements for the three other InterContinental Alliance Resorts are unchanged.

For further information, please contact:

Investor Relations:        Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)
Media Relations:           Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Conference call for analysts and institutional investors:
Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will host a conference call commencing at 9:30am (London time) on 22 October. A listen-only audio webcast can be accessed at www.investis-live.com/ihg/66f155e1265980000e236d26/lapsk or via www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional investors wishing to ask questions should use the following dial-in details for a Q&A facility:
UK:	0207 3936 2999
US:	646 787 9445
Other international numbers:	Click here
Passcode:	204415

An archived replay is expected to be available within 24 hours and will remain available, accessed at www.ihgplc.com/en/investors/results-and-presentations.

Website:
The full release and supplementary data will be available on www.ihgplc.com/en/investors/results-and-presentations from 7:00am (London time) on 22 October 2024.

About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,500 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 375,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Appendix 1: RevPARa movement summary at constant exchange rates (CER)

	Q3 2024 vs 2023			Q3 YTD 2024 vs 2023
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Global	+1.5%	+1.7%	-0.1%pts	+2.4%	+1.9%	+0.4%pts
Americas	+1.7%	+1.7%	0.0%pts	+1.8%	+1.7%	0.0%pts
EMEAA	+4.9%	+3.6%	+0.9%pts	+6.4%	+3.5%	+2.0%pts
Greater China	-10.3%	-7.4%	-2.1%pts	-5.6%	-4.2%	-0.9%pts

Appendix 2: RevPARa movement at CER vs actual exchange rates (AER)

	Q3 2024 vs 2023			Q3 YTD 2024 vs 2023
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Global	+1.5%	+1.2%	-0.3%pts	+2.4%	+1.7%	-0.7%pts
Americas	+1.7%	+1.0%	-0.7%pts	+1.8%	+1.5%	-0.3%pts
EMEAA	+4.9%	+4.9%	0.0%pts	+6.4%	+5.3%	-1.1%pts
Greater China	-10.3%	-9.5%	+0.8%pts	-5.6%	-7.5%	-1.9%pts

Appendix 3: System and pipeline summary of Q3 2024 YTD and YOY growths, and closing positions (rooms)

	System						Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Signings	Total
Global	35,481	(13,572)	21,909	968,112	+2.3%	+4.1%	76,276	326,518
Americas	10,334	(7,127)	3,207	522,801	+0.6%	+1.1%	16,880	110,339
EMEAA	12,983	(3,302)	9,681	256,948	+3.9%	+6.6%	37,684	102,607
Greater China	12,164	(3,143)	9,021	188,363	+5.0%	+9.6%	21,712	113,572

a.  RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 30 September 2024 and includes hotels that have traded in all months in both the current and the prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Use of key performance measures and non-GAAP measures' in IHG's full year and half year results announcements for further information on the definitions.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	22 October 2024